UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement

☐   Form C-U: Progress Update

☑   Form C/A: Amendment to Offering Statement (Changed Escrow Agent back to Enterprise Bank & Trust)

☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer

Assetcoin Capital Fund, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Wyoming

    Date of organization
    July 28, 2021

Physical address of issuer

1309 Coffeen Avenue STE 1200, Sheridan, Wyoming 82801

Website of issuer

www.assetcoin.gold

Name of intermediary through which the Offering will be conducted

Andes Capital Group, LLC

CIK number of intermediary

0001348811

SEC file number of intermediary

008-67202

CRD number, if applicable, of intermediary

139212

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the offering, the issuer shall pay a service fee of up to 3.5% of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

No

Type of securities offered

Equity in the form of tokens (referred to as "Assetcoins"). There have not been any other exempt offerings conducted in the past three years by the company and we have not ever failed to cooperate with ongoing reporting requirements.

Target number of Securities to be offered: 10,000

Price (or method for determining price): $1.00

Target offering amount: $10,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount): $5,000,000

Deadline to reach the target offering amount: August 4, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed payments will be returned. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Current number of employees: 6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Wyoming, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 28, 2022

FORM C Up to $5,000,000

ASSETCOIN CAPITAL FUND, LLC

A$$ETcoin®

Security/Equity Tokens (referred to as "A$$ETcoins").

This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by Assetcoin Capital Fund, LLC, a Wyoming corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in the Company (the "**Rights**" or the "**securities**"). Purchasers of Securities are sometimes referred to herein as "**Purchasers**."

Each **$1.00** of nominal value obtained or purchased entitles the Purchaser the right to acquire 1 security/Assetcoin. The Company intends to issue with an aggregate nominal value of at least **$1.00** and up to **$5,000,000** from Purchasers in the offering of securities described in this Form C (this "**Offering**"). The minimum nominal amount of securities is **$10.00** per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's (as defined below) portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary (as defined below) has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason
.

The Offering is being made through Andes Capital Group, LLC (the "**Intermediary**").

Securities/Assetcoins	Price to Purchasers	Service Fees and Commissions [1][2]	Net Proceeds [4]
Minimum Individual Purchase Amount 10 [3]	$10	$.35	$9.65
Aggregate Minimum Offering Amount 10,000	$10,000	$350	$9,650
Aggregate Maximum Offering Amount 5,000,000	$5,000,000	$175,000	$4,825,000

(1) Andes Capital Group, LLC or a successor intermediary as approved by the SEC, will receive a service fee up to 3.5% of the total amount raised in the offering.
(2) The Company is not paying any other cash, fiat, or other form of a percentage of the proceeds of the Offering to the Intermediary, the sole compensation to the intermediary, Andes Capital Group, LLC, is described above in (1).
(3) Subject to adjustment at the Company's sole discretion.
(4) Dollar amounts are shown for the purposes of this chart; however, the Company will only receive forms of consideration which have a nominal value of the amounts listed but are not provided in the form of cash or assets convertible to cash, therefore Net Proceeds should be reviewed from a nominal value perspective by a potential Purchaser.

A crowdfunding investment involves risk. You should not invest any payments in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.assetcoin.gold no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 28, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

There are significant risks and uncertainties associated with an investment in the company and the securities. The securities offered hereby are not publicly traded and are subject to transfer restrictions. There is no public market for the securities and one may never develop. An investment in the company is highly speculative. The securities should not be purchased by anyone who cannot bear the financial risk of this investment for an indefinite period of time and who cannot afford the loss of their entire investment. See the section of this form c entitled "risk factors."

These securities involve a high degree of risk that may not be appropriate for all investors. This form c does not constitute an offer in any jurisdiction in which an offer is not permitted. Prior to consummation of the purchase and sale of any security the company will afford prospective investors an opportunity to ask questions of and receive answers from the company and its management concerning the terms and conditions of this offering and the company. No source other than the intermediary has been authorized to give any information or make any representations other than those contained in this form c, and if given or made by any other such person or entity, such information must not be relied on as having been authorized by the company.

Prospective investors are not to construe the contents of this form c as legal, accounting or tax advice or as information necessarily applicable to each prospective investor's particular financial situation. Each investor should consult his or her own financial adviser, counsel and accountant as to legal, tax and related matters concerning his or her investment.

The securities offered hereby will have transfer restrictions. No securities may be pledged, transferred, resold or otherwise disposed of by any purchaser except pursuant to rule 501 of regulation cf. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE
.

NOTICE REGARDING ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

FORWARD LOOKING STATEMENT DISCLOSURE

THIS FORM C AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN CONTAIN FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT OR RELATING TO PRESENT FACTS OR CURRENT CONDITIONS INCLUDED IN THIS FORM C ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS GIVE THE COMPANY'S CURRENT REASONABLE EXPECTATIONS AND PROJECTIONS RELATING TO ITS FINANCIAL CONDITION, RESULTS OF OPERATIONS, PLANS, OBJECTIVES, FUTURE PERFORMANCE AND BUSINESS. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THAT THEY DO NOT RELATE STRICTLY TO HISTORICAL OR CURRENT FACTS. THESE STATEMENTS MAY INCLUDE WORDS SUCH AS "ANTICIPATE," "ESTIMATE," "EXPECT," "PROJECT," "PLAN," "INTEND," "BELIEVE," "MAY," "SHOULD," "CAN HAVE," "LIKELY" AND OTHER WORDS AND TERMS OF SIMILAR MEANING IN CONNECTION WITH ANY DISCUSSION OF THE TIMING OR NATURE OF FUTURE OPERATING OR FINANCIAL PERFORMANCE OR OTHER EVENTS.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS FORM C AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN ARE BASED ON REASONABLE ASSUMPTIONS THE COMPANY HAS MADE IN LIGHT OF ITS INDUSTRY EXPERIENCE, PERCEPTIONS OF HISTORICAL TRENDS, CURRENT CONDITIONS, EXPECTED FUTURE DEVELOPMENTS AND OTHER FACTORS IT BELIEVES ARE APPROPRIATE UNDER THE CIRCUMSTANCES. AS YOU READ AND CONSIDER THIS FORM C, YOU SHOULD UNDERSTAND THAT THESE STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE OR RESULTS. THEY INVOLVE RISKS, UNCERTAINTIES (MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL) AND ASSUMPTIONS. ALTHOUGH THE COMPANY BELIEVES THAT THESE FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, YOU SHOULD BE AWARE THAT MANY FACTORS COULD AFFECT ITS ACTUAL OPERATING AND FINANCIAL PERFORMANCE AND CAUSE ITS PERFORMANCE TO DIFFER MATERIALLY FROM THE PERFORMANCE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE OR SHOULD ANY OF THESE ASSUMPTIONS PROVE INCORRECT OR CHANGE, THE COMPANY'S ACTUAL OPERATING, AND FINANCIAL PERFORMANCE MAY VARY IN MATERIAL RESPECTS FROM THE PERFORMANCE PROJECTED IN THESE FORWARD-LOOKING STATEMENTS.

ANY FORWARD-LOOKING STATEMENT MADE BY THE COMPANY IN THIS FORM C OR ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN SPEAKS ONLY AS OF THE DATE OF THIS FORM C. FACTORS OR EVENTS THAT COULD CAUSE OUR ACTUAL OPERATING AND FINANCIAL PERFORMANCE TO DIFFER MAY EMERGE FROM TIME TO TIME, AND IT IS NOT POSSIBLE FOR THE COMPANY TO PREDICT ALL OF THEM. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE, EXCEPT AS MAY BE REQUIRED BY LAW.

Table of Contents

ONGOING REPORTING 8
SUMMARY 9
    The Offering 9
RISK FACTORS 10
BUSINESS 19
    Description of the Business 19
    Business Plan 19
    The Company's Products and Services 19
    Target Market 19
    Social Impact 19
    Competition 19
    Success Factor 20
    Intellectual Property 20
    Government/Regulatory Approval and Compliance 20
    Litigation 20
    Other 21
USE OF PROCEEDS 21
DIRECTORS, OFFICERS AND EMPLOYEES 23
    Indemnification 24
    Employees 24
FINANCIAL INFORMATION 25
    Operations 25
    Liquidity and Capital Resources...25
    Capital Expenditures and Other Obligations 25
    Trends and Uncertainties 25
THE OFFERING AND THE SECURITIES 26
    The Offering 26
    Commission/Fees 26
    Transfer Agent and Registrar 27
    The Securities 27
    Termination 27
    Conversion of Rights 27
    Distribution Event 27
    Dissolution Event 27
    Event of Default 27
    Voting and Control 27
    Anti-Dilution Rights 27
    Restrictions on Transfer 27
    Other Material Terms 27
    Transfer, Risk, Types of Securities...27
    Company Stock/Shares...29
TAX MATTERS...30
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.......................30
    Related Person Transactions...30
    Conflicts of Interest 30
OTHER INFORMATION 30
    Bad Actor Disclosure 30
SIGNATURE 31
EXHIBITS 33
    Exhibit A, Financial Statements..34
    Exhibit B, Video Transcript ……..42
    Exhibit C, Offering Memorandum 43
    Exhibit D, Subscription Agreement 53
    Exhibit E, Intermediary Offering Page 56

The Company, or a successor entity, will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 after the end of the Company's fiscal year:

Once posted, the annual report may be found on the Company's website at: www.assetcoin.gold.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

DEFINITIONS

Defined terms used in this Form C, but not defined shall have the meaning ascribed to them below:

"**A$$ETcoin**" means securities and/or A$$ETcoin Tokens issued by the Company.

"**Company**" means Assetcoin Capital Fund, LLC a Wyoming corporation or any entity that controls or succeeds its operations and business

"**Ecosystem**" means the ecosystem of portfolio companies that will enable the Company to grow its financial resources.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Assetcoin Capital Fund, LLC (the "**Company**") is a Wyoming corporation, formed on July 28, 2021.

The Company primary office is located at 1309 Coffeen Avenue STE 1200, Sheridan, Wyoming 82801. The Company also has a satellite office registered at 1650 Market Street, Suite 3600, Philadelphia, PA 19103.

The Company's website is www.assetcion.gold.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

We intend for the Company to be an issuer of ASSETcoins.

The Offering

Minimum amount of Securities being offered	10,000
Total Securities outstanding after Offering (if minimum amount reached)	10,000
Maximum amount of Securities	5,000,000
Total Securities outstanding after Offering (if maximum amount reached)	5,000,000
Purchase price per Security/Assetcoin	$1
Minimum investment amount per investor	$10*
Offering deadline	August 4, 2023
Use of proceeds	See the description of the Use of Proceeds on Page #21
Voting Rights	Yes

The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee up to three and a half percent (3.5%) of the Securities issued in this Offering.

* The Company reserves the right to amend the minimum investment amount per investor, in its sole discretion.

RISK FACTORS

An investment in securities involves a high degree of risk. Before making an investment decision, we urge you to carefully consider the risks described in this section together with all the information contained in this Form C. In addition to the risks specified herein, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks associated with an investment in the Assetcoin.

This Offering's primary purpose is the distribution of A$$ETcoins to participants as a mechanism to raise capital. The offering is highly speculative and any return on an investment is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond the Company's control. There is no assurance that Purchasers will realize any return on their investments or that their entire investment will not be lost. For this reason, each Purchaser should carefully read this Form C and should consult with his or her own attorney, financial and tax advisors prior to making any investment decision with respect to Assetcoin. Purchasers should only make an investment in the A$$ETcoin if they are prepared to lose the entirety of such investment.

This Offering will not provide meaningful funding to the Company, even if the maximum Offering Amount is met, therefore we may need to secure additional funding and may be unable to raise additional capital on favorable terms, if at all.

This Offering's primary purpose is the distribution of A$$ETcoins to participants who believe in the Company's mission, and not as a mechanism to raise capital. Therefore, this Offering will not sustain the operations of the Company and we will need to secure additional funding to further develop our products and services, to market and sell our products and services, for working capital and in order to carry out our business plan. There are no assurances we will be able to obtain such financing on commercially reasonable terms, or at all. If adequate funds are not available, then we may need to reduce or suspend our activities, including product development, marketing, planned expenditures and sales activities. If these risks occur, they could materially adversely impact our business, our financial condition, and our results of operation.

Additionally, even if we raise sufficient capital through equity or debt financings, strategic alternatives or otherwise, there can be no assurance that the revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or generate positive cash flow. If we raise additional funds through collaborations and/or licensing arrangements, we might be required to relinquish significant rights and accept terms that are not favorable to us.

The Securities may not be transferable and if they become transferrable, may not provide investors with significant opportunity for liquidity.

The terms of the offering prohibit transfer of the securities. As a result, Purchasers will be required to hold their securities until the date specified in the future. Purchasers will be required to comply with applicable securities laws with respect to resales of both the securities, which includes a one-year holding period, subject to limited exceptions, for resales pursuant to Section 4(a)(6) of the Securities Act and Regulation CF (§ 227.100 et seq.) and Purchasers must be prepared to bear the risk of an investment in securities derived from such until the termination of the securities pursuant to the terms set forth therein, or the transfer of the securities, free of resale restrictions, to Purchasers. Purchasers should also be aware that after the one-year holding period, certain state ("blue-sky") and foreign laws may prevent the free transferability of the securities derived from such.

The tax treatment of the securities, the purchase rights contained therein and the securities is uncertain and there may be adverse tax consequences for Purchasers upon certain future events.

The tax characterization of the securities is uncertain. Transactions involving the securities may be taxable to Purchasers, including the purchase of the securities, the issuance of securities pursuant to the offering, the use or other disposition of the securities, and the repayment of Purchaser's investment amounts. Such tax consequences may include income taxes, withholding taxes, and tax reporting requirements. Each Purchaser should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the securities and the purchase rights contained therein. Prospective Purchasers are urged to review the section below under "Certain United States Federal Income Tax Considerations" with their tax advisors.

The Purchasers of these securities will have voting rights in the company. The securities represent an equity interest in the Company.

The purchase of these securities confers voting rights with respect to the Company. As a result, all governance decisions, including decisions involving our products or services, decisions to sell and price, or to undertake to sell, liquidate or wind up the Company, will be made and decided by vote. These decisions could adversely affect the Purchasers, and the use of any securities the Purchasers own. The Purchasers are entitled to vote for any purpose and on any rights of a shareholder of the Company.

The Company's business may be subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, blockchain technology, cryptocurrency, alternative trading systems, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company may be subject to a variety of laws and regulations in the United States and abroad that involve matters related to its business, including user privacy, blockchain technology, software, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates.

The growth of the Company's business and its expansion may increase the potential of violating these laws or its internal policies and procedures. The risk of the Company's being found in violation of these, or other laws and regulations is further increased by the fact that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts and are open to a variety of interpretations. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business, which could impact its ability to develop, enhance, and grow the Company. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results, which could impact its ability to develop, enhance, and grow the Company. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

Purchasers should guard against third party access to their wallets where they use or hold their securities.

Any third party that gains access to or learns of a Purchaser's wallet login credentials or private keys may be able to dispose of such Purchaser's securities. To minimize this risk, each Purchaser should guard against unauthorized access to his, her or its electronic devices. Best practices dictate that each Purchaser should safely store private keys in one or more backup locations geographically separated from the working location. In addition, each Purchaser is responsible for giving the Company the correct name, address, and other identifying information to send such Purchaser his or her securities. If a Purchaser gives the Company an incorrect information the Company will not be responsible for any loss of securities that may occur.

The continued investment interest in and the market growth of these securities is subject to a high degree of uncertainty and the lack of such investment interest and/or market growth could result in adverse effects on the business of the Company.

The growth of the digital asset market in general is subject to a high degree of uncertainty. The factors affecting further development of the digital asset market include (i) its continued worldwide growth, adoption and use; (ii) government and quasi-government regulation of the use, creation and offering of digital assets, as well as restrictions on and regulation related to the operation of and access to the networks of digital assets; (iii) changes in consumer demographics and public tastes and preferences; (iv) the maintenance and development of the open-source software protocol of digital asset networks; (v) the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using digital assets; (vi) general economic conditions and the regulatory environment relating to digital assets; and (vii) the negative perception of digital assets generally, including the use of digital assets to buy illicit goods and services. In recent years, cryptocurrencies and digital assets have become more widely accepted among investors and financial institutions but have also faced increasingly complex legal and regulatory challenges and, to date, have not benefited from widespread adoption by governments, central banks or established financial institutions. If investment interest in digital assets and/or the market growth of digital assets wanes, the business of the Company may be materially and adversely affected, which could affect the development of the Company and/or the functionality and use and its ability to raise additional capital.

Risks Related to the Company's Business and Industry

The Company has limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in the early-stage and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is evolving, and many national, state, and local governments have instituted restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses have implemented their own precautionary measures, such as temporary or permanent reductions in work force, remote working arrangements, and emergency contingency plans.

If COVID-19 is not contained and the new variants continue to spread, we could face another global or regional economic recession of indeterminate duration. This could adversely affect the Company by impacting the value, performance and liquidity of the Company, the Company's ability to source, manage and divest investments; and our ability to achieve our objectives. All of the foregoing could result in significant losses to the investors and, therefore, to the revenues of the Company.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers, Rev. Duane A. Quamina, President & CEO; Burena Morris, MBA, COO; Allen Redic, MBA, Executive VP of Construction and Evaluation; and other key personnel, Wayne King, Executive VP of Housing Development; Gregory "Bo" Kimble, Communications Major; Rhonda Coleman, Esq., Shabree Crisdon, MBA, and Tracey Johnson, MBA (together, the "**Principals**"). An affiliate of the Company has or intends to enter into employment agreements with the principals, however there can be no assurance that it will do so or that they will continue to be employed for a particular period of time or that their activities with the Company will be successful. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions, we make on the behalf of the Company to the Managers and Principals, which will have considerable discretion in the management of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

As a portion of the Company's revenues rely on the profitability of the Company, the Company is subject to numerous risks generally related to investing in securities and other investments, and the additional risks associated with investing in non-marketable securities and other non-public companies.

The Company aim to generate attractive risk-adjusted returns for its investors by investing primarily in mortgages, real estate and in early-stage growth companies. Although the Company offers the opportunity for significant capital gains, it also involves a high degree of business and financial risk. Most of the Company's investments will be in developing its mortgages division, real estate, and early-stage growth companies, which have limited or no operating history, substantial variation in operating results from period to period, and may experience failures or significant declines in value at any time. The market for securities of early-stage companies may be extremely volatile, and there can be no assurance that market demand and valuations for such companies will not decline substantially in the future.

Furthermore, the possibility that an early-stage growth company will not be able to successfully commercialize its technology, product, or business concept presents considerable risk. Additionally, although early-stage growth companies may have a commercially successful product, or product line when the Company decides it should invest, the sectors in which the Company intends to invest may have a more limited market or life span than products in other industries. Therefore, the ultimate success of a early-stage growth company often depends on its ability to continually innovate in increasingly competitive markets. The inability of a early-stage growth company to continue to innovate could negatively impact the investment results achieved by the Company and, consequently, the revenues of the Company.

The Company has limited investment opportunities.

The mortgage and real estate sector and industries is highly competitive, and therefore, there are no assurances that the Company will be able to find a sufficient number of customers, or attractive opportunities to meet the investment objectives of the Company. The competition is financial institutions, large publicly traded companies, and other mortgage companies. Many of them have greater resources than those available to the Company. Moreover, the industry in which the Company intends to participate is a highly competitive arenas, and there are no assurances that any Company will obtain the level of success necessary to obtain any of the Company's objectives.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form new partnerships and grow. Any incident that erodes investor confidence in the Company could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of the Company, their investors, or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers because of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. The intentional or negligent actions of affiliates, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of investor personal data. If any such compromise of our security or the security of information residing with our affiliates, business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations and we expect the costs to maintain compliance to increase going forward. This risk disclosure cannot address or anticipate every possible current or future regulation that might affect the Company. Such regulations may have a significant impact on the Company including restricting the types of investments the Company may make, or requiring them to disclose certain confidential information regarding their terms or their investments. The Managers, in their sole and absolute discretion, may cause the Company to be subject to certain regulations if it believes that such business activity is in the Company's best interest, even if such regulations may have a detrimental effect on one or more Investors. The violation of these or future requirements or laws and regulations could result in regulatory, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our ability to operate. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in a trust account while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have voting rights but no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company and to manage the investments of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as the sale of company or other liquidity event, may Investors be entitled to payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities limited voting rights and no ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. No holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

We inadvertently may have made impermissible offers for the Securities.

To offer and sell securities under Section 4(a)(6) of the Securities Act of 1933, an issuer must file a Form C with the SEC. Due to technical miscalculations, we may have inadvertently conducted marketing which discussed the offering and the securities before we filed our Form C. While we believe our communications and marketing did not rise to the level of an offer and therefore was not violative of the Securities Act of 1933, the SEC could disagree and integrate that communication with our current offering, providing investors with a rescission right and possibly causing harm to the Company.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Business Overview

Assetcoin Capital Fund, LLC (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), is registered as a venture capital fund and fintech company. The Company is exempt from registration under the Investment Company Act of 1940 (the "Investment Company Act") and the Company securities are not registered under the Securities Act of 1933, as amended (the "Securities Act"). The Company will deploy the capital raised from investors into operations, the mortgages division, real estate, and qualified early-stage growth companies. Assetcoin Holdings, LLC ("Assetcoin Holdings") will serve as a general partner or operator of the Company (the "General Partner").

Business Plan

The mission of the Company is to the establish the Assetcoin brand and implement its proprietary mortgage lending platform. Assetcoin Mortgage Group will be designated and positioned as the mortgage financing and lending arm of the Company. Because lack of access to capital limits financial choices and opportunities in urban America our business model is built on the belief that asset acquisition will allow black and brown people in urban America to improve their economic position. Regardless of the circumstances, a financial crisis, sending a child to college or starting a business, asset acquisition provides communities with a solid foundation on which to grow and prosper.

The Company's Product and Services

- Establish Assetcoin as the "go to" mortgage financing and lending institution in urban America.
- Provide a user-friendly lending structure that will help close the black and white wealth gap in America.
- Create as many homeownership opportunities as possible for black and brown people living in underserved communities across America.

Target Market

There are over 10 million mortgage ready homebuyers going underserved in America. By opening the market to more participants America's stands to gain $1.5 to $5 trillion in GDP over the next 5 years. Assetcoin will eliminate the barriers imposed by traditional standards for acquiring and maintaining a mortgage and end the bias and discriminatory practices that have prevented black and brown people from participating in the homebuying marketplace. Assetcoin's methodology meets the needs of black and brown citizens living in underserved communities throughout America.

Social Impact

The lack of access to capital limits financial choices and opportunities for black and brown people, our goal is to level the playing field. Assetcoin plans to demonstrate that social consciousness, in a for profit business, is not just a good idea, but good for business.

Competition

The Company's competitors include other firms that focus on investing in mortgages, real estate and in early-stage growth companies. It may also compete with financial institutions, large publicly traded companies, and other mortgage companies. Many of the Company's competitors have greater resources than those available to the Company.

Customer Base

The Company does not have customers in the traditional sense. Its clients are the Funds, and its services for the Funds include providing support to the mortgage operation and ecosystem Companies.

Success Factor

Assetcoin is a movement focused on solving real world problems. The lack of homeownership opportunities for black and brown people in America has created a need for more banking and mortgage lending institutions committed to ending systemic racism.

Assetcoin addresses longstanding issues surrounding mortgage discrimination in America.

1930 - Present	The Federal Government encouraged lending institutions to deny mortgages to prospective homebuyers living in neighborhoods with high populations of black people and immigrants. This practice became known as redlining.
1968 - Present	The Federal Government passed the Fair Housing Act which made it illegal to deny someone housing based on race or other protected categories. Despite the law, African American continue to be denied mortgages at a higher rate than their white counterparts and the cases continue to pile up.
January 2017	JP Morgan Chase agreed to a $55 million dollar settlement with the government over allegations that it discriminated against "thousands" of African American and Latino mortgage borrowers.
December 2019	Wells Fargo Bank. agreed to pay the City of Philadelphia $10 million to settle a federal lawsuit that alleged that the bank discriminated against minority borrowers.
December 2021	Old National Bank has settled allegations of redlining against Black residents in Indianapolis, agreeing to originate more than $27 million in loans to qualified Black applicants and contributing more than $3 million to create programs to help Black home seekers secure mortgages and to invest in majority-Black neighborhoods.
April 2022	a class action lawsuit was filed against Wells Fargo Banks in the Northern District of California alleging discriminatory residential mortgage policies and lending practices against its Black customers.
June 2022	Charles Scharf, CEO, Wells Fargo Speaking at the conference, said the bank is reevaluating and likely scaling back its $1.8 trillion mortgage servicing operations. He also announced Wells Fargo is eyeing an opportunity in investment banking with its current customers.

The racial issues within the banking system have gained more attention in recent years as studies and investigations have repeatedly found that barriers to fair housing exist for minorities across the country.

The success of Assetcoin lies in its solution (business model) to end discriminatory practices; here are three main reasons to lend your support and invest:

1. Inequities and Inequality.
2. The lack of trust that black and brown people has in the current financial system, and
3. Whoever lends in these communities, could conservatively increase their loan volume by at least $1.5 trillion dollars.

Intellectual Property

The Company has applied for a registered trademark name "A$$ETcoin" with two dollars signs. The USPTO serial number is 90632457. The Company also intends to utilize a proprietary lending process for its mortgage operation.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.


USE OF PROCEEDS


The following table illustrates how we intend to use the net proceeds received from this Offering. The values below may not be all inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	**3.5%**	**$350**	**3.5%**	**$175,000**
Operations	**90%**	**$9,000**	**90%**	**$4,500,000**
- Staffing salaries, bonuses, taxes, benefits	20%	$2,000	20%	$1,000.000
- Marketing, positioning, & Cash Reserves	40%	$4,000	40%	$2,000,000
- Standby Letter of Credit	24%	$2,400	24%	$1,200,000
- State Licensing Fees & Franchising Fees	6%	$600	6%	$300,000
Debt & Reimbursements	**6.5%**	**$650**	**6.5%**	**$325,000**
Total	100%	$10,000	100%	$5,000,000

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Upon the closing of this Offering, the Company intends to distribute most of the proceeds from this Offering to Assetcoin Holdings a Wyoming limited liability company affiliated with the Managers. Assetcoin Holdings currently holds 100% of the equity securities of Assetcoin Capital Fund, LLC. Assetcoin Holdings is the managing member of Assetcoin Capital Fund, LLC and serves as the general partner, managing member, manager or operator, as applicable, of the Company.

Intermediate Fees

The Company will use up to (3.5%) of the net proceeds received from this Offering in connection with retaining the services of Andes Capital Group, LLC an SEC and FINRA Registered Broker Dealer.

Operations

The Company will use (90%) of the net proceeds received from this Offering in connection with the ordinary operations of the Company, which may include, but is not limited to, development of smart contracts, blockchain, security token offering, ecosystem company development, listing on the appropriate exchanges, employee salaries, employment taxes, health insurance, bonuses and other benefits for employees of entities affiliated with the Company that perform services for the Company, software-as-a-service (SaaS) tools, transportation, marketing and technology services. Such employees may include the principals, analysts, assistants, and freelancers, among others.

Debt & Reimbursements

The Company will use (6.5%) of the net proceeds received from this Offering in connection with paying vendors and/or paying partial debt owed by the Company. This may include, but is not limited to, outstanding legal fees and other costs and fees incurred in connection with prior work performed by staff, third-party vendors, and repayment of loans made by a small number of individuals, including the Company's managers. The foregoing debt has been accrued in connection with the normal business activities and operations of the Company.

Miscellaneous

The Company will use up to (4%) of the designated cash reserves from this offering to cover any unforeseen cost associated with helping the Company reach stated goals.

DIRECTORS, OFFICERS AND EMPLOYEES

The manager and the principals of the Company are listed below along with all positions and offices held at the Company and their principal occupation, employment responsibilities.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities	Education
Duane A. Quamina President/CEO *Former*: Ali Law, PC Executive Director 05/2017-12/2020 *Primary*: KOH Engineers 4/2008-5/2017	Senior Manager, President & CEO *Started*: 07/28/2021	Responsibilities include fundraising and firm leadership, managing deal flow, sourcing new deals, supporting portfolio companies, investor relationships, as well as brand development and awareness efforts.	Associate Degree, Business Management 4 Years Military Service
Burena "Bree" Morris, MBA President/CEO *Primary*: Superwoman Business Services 05/2019-present	Senior Manager, COO *Started*: 07/28/2021	Responsibilities include managing operations, implementing, and evaluating operation processes and procedures in accordance with company standards. Ensuring operational processes stay within budget and timelines, assisting CEO in developing strategies and implementation plans to improve operations, supporting portfolio companies with platform efforts, and general firm operations.	MBA in Business Administration and Entrepreneurship Bachelor of Arts in Business Administration and Bachelor of Science in Social Entrepreneurship
Allen Redic, *Former:* Patterson Construction Group 01/2000-11/2016 *Primary*: Bethel Construction Group 11/2016-Present	Senior Manager, Executive VP Of Construction and Evaluation *Started*: 07/28/2021	Allen's responsibilities include developing and managing the residential and commercial real estate division, supporting real estate related portfolio companies, ensuring timely completion of all projects, overseeing quality control of all construction related projects.	MBA specializing in Human Resource Management, B.A. in Business Admin.
Wayne King *Former*: Philadelphia Redevelopment Authority 01/2000-12/2014 Primary: Strawberry mansion CDC 01/2015-Present	Board Member, Executive VP of Real Estate *Started*: 07/28/2021	Responsibilities include conducting due diligence on portfolio companies, providing support communications, management and internal operations controls, including helping with project plan reviews, project team coordination, and oversight of outsourced services.	Attended Macalester College and is presently a member of the Utility Resources and Infrastructure Group in Philadelphia, PA.

Rhonda Coleman, Esq. *Former*: Corporate Counsel Accenture 12/2018-05/2021 *Primary*: Deal Strategist, Global Business Practice Google 05/2021-Present	Board Members *Started*: 07/28/2021	Responsibilities include contract review and deal negotiations with portfolio companies. Legal review of documents and guidance on legal matters	Juris Doctor (JD) from Loyola University of Chicago, studied at the University of Beijing's School of Business and Economics and at the University of Granada in Spain. Degree in English from Christian Brothers University, Master of Arts from the University of Memphis,
Gregory "Bo" Kimble *Former*: NBA Basketball Player 1990-1992 *Primary*: Business Consultant 1993-Present	Board Member *Started*: 07/28/2021	Responsibilities include government and public relations. Communicate critical information effectively to the public. Write press releases and prepare information for distribution by media outlets. Draft speeches and arrange interviews. Respond to requests for information from the public and media outlets.	Degree in Communications from Loyola Marymount University, Los Angeles, CA
Shabree Crisdon *Former*: Graphic Design 1993-1998 *Primary*: School/Art Teacher 1998-Present	Board Member *Started*: 07/11/2022	Responsibilities include government and public relations. Ensure the company is always portrayed positively in the public eye. Write press releases and prepare information for distribution to media outlets. Arrange radio and television interviews. Create buzz for the company to increase sales and brand awareness.	M.S. Degree in Art Administration from Drexel University, Certification Small Business Dev. from Rutgers University
Tracey Johnson *Former*: Daycare Provider 2010-2020 *Primary*: Allied Technical Institute of Florida 2020-Present	Board Member *Started*: 08/08/2022	Responsibilities include building relationships with the entertainment world. Use her platform and status as a screenwriter, movie producer and author to gain the support of the film stars. Organize and execute unforgettable events that generate brand awareness, build business relationships, build company morale, and attract new investors. .	MBA University of Hertfordshire, United Kingdom, Licenses: PMP, LPN, LSSBB, CSM

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has six (6) employees.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was formed on July 28, 2021. The Company currently has 6 employees: Founders: (1) Rev. Duane A. Quamina, (2) Ms. Burena Morris, MBA, (3) Mr. Allen Redic, MBA. Board Members: (1) Mr. Wayne King, Mr. (2) Gregory "Bo" Kimble, (3) Ms. Rhonda Coleman, Esq., (4) Shabree Crisdon, and (5) Tracey Johnson. The Company is headquartered in Sheridan, Wyoming and has a satellite office in Philadelphia, Pennsylvania.

Liquidity and Capital Resources

The Company has no other available sources of capital aside from monies in the bank and the investment of its manager(s).

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the Company's business objectives and goals, potential Purchasers should consider whether achievement of these goals is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking the necessary steps to achieve the objectives and goals and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to **5,000,000** securities (referred to as "Assetcoins"). The Company is attempting to raise a minimum amount of **$10,000** in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 4, 2023 (the "**Offering Deadline**") in order to receive any payments. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and information provided as consideration will be destroyed. The Company will accept consideration with a nominal value in excess of the Minimum Amount up to **$5,000,000** (the "**Maximum Amount**").

The nominal value assigned to the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities, in fact, the securities have no rights to the Company's assets, revenues or the like. Purchasers' consideration will be accepted in the representation, delivery and verified receipt of a Purchaser's personally identifiable information. Until the Minimum Amount has been reached, all forms of consideration that can be provided by a Purchaser to the Company will be directed to the escrow agent, Enterprise Bank & Trust, who will hold such consideration in escrow unless and until the Minimum Amount is met and consideration collected is transmitted to the Company through the broker dealer Andes Capital Group, LLC during a Closing.

Purchasers may cancel an investment commitment up until 48 hours after they have made the investment using the cancellation mechanism provided by the Intermediary. The Company and the Intermediary will notify Purchasers when the Minimum Amount has been reached. The Company may conduct an initial closing of the Offering at least five (5) days after reaching the Minimum Amount, but no sooner than twenty-one (21) days after the date of this offering; Purchasers shall be notified of this initial closing. The Company may then conduct a series of additional closings (either with new or existing Purchasers) until the Offering Deadline.

Until the Offering Deadline, the Company will provide notice to Purchasers and identified prospective Purchasers of any material changes to the Offering. Prior to the initial closing, if a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the information provided by the Purchaser will be destroyed. If a Purchaser does not cancel an investment commitment before 48 hours, the Purchaser's information will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her consideration. Any Purchaser consideration received after the initial closing will be delivered directly to the Company and the Purchaser will receive securities in exchange for his or her investment as soon as practicable thereafter.

A submission of consideration by Purchaser shall not create a binding agreement to issue Securities until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any such submission. If the Company rejects all or a portion of any such submission, the Company shall destroy any information provided as consideration.

The nominal value of the consideration (as determined by Company from time to time and communicated to prospective Purchasers) will be the face amount or par value of the Securities. The minimum nominal number of Securities to be issued to a Purchaser is **10** valued at **$1.00** each for a total of **$10.00**. The Company reserves the right to amend the minimum amount that a Purchaser may invest at the Company's sole discretion.

The Offering is being made through Andes Capital Group, LLC the broker dealer/intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
Up to 3.5% of the amount raised

Transfer Agent and Registrar
The KoreConX will act as transfer agent and registrar for the Securities for the purpose of this Offering.

The Securities
The following is a summary of the securities, and we request that you please read the Offering Memorandum attached hereto as Exhibit C.

Termination
The Offering Memorandum will expire and terminate upon the earlier of (i) the issuance of all securities for sale to the Purchaser(s); (ii) the offering end date of August 4, 2023, or as it may be extended, the Company shall have the right to extend the Deadline Date by six (6) months, multiple times, in its sole discretion.

Conversion of Rights:

Distribution Event
The securities shall be distributed as set forth in the offering memorandum.

Dissolution Event
If there is a Dissolution Event (defined below) before this Offering Memorandum expires or terminates, and to the extent funds are available from the net proceeds of all purchases, the Company will pay an amount equal to the purchase price less any costs associated to the purchaser (the "Returned Subscription"), due and payable to the purchaser immediately, prior to, or concurrent with, the consummation of the Dissolution Event.

Events of Default
In addition to the standard events of default such as the Company's failure or delay in fulfilling or performing any of the term outlined in the Offering Memorandum, including, liquidation of the Company, a voluntary or involuntary bankruptcy proceedings, and there are no other events of default pursuant to the Offering Memorandum. The Company is not liable or responsible to the Purchaser, nor deemed to have defaulted when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control.

Voting and Control
The holder of the Securities will have voting rights commensurate with its shareholder class.

Anti-Dilution Rights
The Offering Memorandum does not provide for anti-dilution rights.

Restrictions on Transfer
The Securities may not be transferred by any Purchaser during the one-year holding period beginning when the securities were issued, subject to limited exceptions, for resales pursuant to Section 4(a)(6) of the Securities Act and Regulation CF (§ 227.100 et seq.). Remember, this restriction also applies to any subsequent Securities purchased.

Other Material Terms
The Company has the right to cease operations and purchasers are not guaranteed a return on the consideration provided.

Transfer of Securities

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred: • to the issuer; • to an accredited investor; • as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. • The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Risk to Purchaser

What are the risks to purchasers of the securities relating to minority ownership in the issuer? The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of Class B, Executive Stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

Risks to purchasers associated with corporate actions: 1. Additional issuances of securities 2. Issuer repurchases of securities 3. A sale of the issuer or of assets of the issuer 4. Transactions with related parties The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

Type of Securities

The company has four types of stock Class A, Common Stock, Class B, Executive Stock, Class C, Executive Stock, and Class D, Executive Stock. The total number of shares authorized by the company is 50,000,000 shares represented by A$$ETcoins. The total number of shares issued in this offering is 5,000,000 shares of Class A, Common Stock for sale at $1.00. The total number of current shares owned by the founders of the company is 100,000 shares of Class B, Executive Stock.

Total number of shares authorized by the company are: 50,000,000

The outstanding shares issued to date:

- **Class A, Common Stock**:
  52,030 Shares Issued.

- **Class B, Executive Stock**:
  250,000 Shares Issued.
  Shareholders receive ordinary access to dividends and assets.

- **Class C, Executive Stock**:
  30,000 Shares Issued.
  Shareholders receive ordinary access to dividends and assets.

- **Class D, Executive Stock**:
  0 Shares Issued.
  Shareholders receive ordinary access to dividends and assets.

Total number of Class A shares authorized for sale in this offering:

- **Class A, Common Stock**
  5,000,000

The total number of Class A, B, C, and D shares held in reserve:

- **Class A, Common Stock**
  35,000,000 shares
- **Class B, Executive Stock**
  2,250,000 shares
- **Class C, Executive Stock**
  2,470,000
- **Class D, Executive Stock**
  5,000,000 Shares

1). The shares held by the investors are Class A, Common Stock, Voting Shares.
2). The shares held by the founders are Class B, Executive Stock, Voting Shares.
3). The shares held by the board members are Class C, Executive Stock, Voting Shares.
4). The shares held by the Advisory board members are Class D, Executive Stock, Voting Shares.

Founders

1). Duane A. Quamina   125,000 shares,
2). Burena Morris   87,500 shares
3). Allen Redic   37,500 shares,

Board Members

1). Wayne King   7,500 shares,
2). Gregory "Bo" Kimble 7,500 shares,
3). Rhonda Coleman   5,000 shares,
4). Mark Anthony Cook 2,500 shares,
4). Shabree Crisdon   2,500 shares,
5). Tracey Johnson   2,500 shares,
6). JaJuan Williams   2,500 shares.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

The Company has not conducted any transactions with related person.

Conflicts of Interest

To the knowledge of the Company, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Duane A. Quamina
(Signature)

Duane A. Quamina
(Name)

President & Chief Executive Officer, Chairman
 (Title)

December 28, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Duane A. Quamina
 (Signature)

Duane A. Quamina
(Name)

President & Chief Executive Officer
 (Title)

December 28, 2022
(Date)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

<u>/s/Burena Morris</u>
(Signature)

Burena Morris, MBA
(Name)

Chief Operating Officer
  (Title)

<u>December 28, 2022</u>
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

<u>/s/Burena Morris</u>
  (Signature)

Burena Morris, MBA
(Name)

Chief Operating Officer
  (Title)

<u>December 28, 2022</u>
(Date)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Memorandum
Exhibit D   Subscription Agreement
Exhibit E   Offering Page on Intermediary Portal

EXHIBIT A

Financial Statements

ASSETCOIN CAPITAL FUND, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2021

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT…………………………………………………………

BALANCE SHEET……………………………………………………………………………….

STATEMENT OF OPERATIONS……………………………………………………………..

STATEMENT OF CHANGES IN EQUITY…………………………………………………..

STATEMENT OF CASH FLOWS……………………………………………………….……

NOTES TO FINANCIAL STATEMENTS………………………………………………...



August 1, 2022

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stakeholders of Assetcoin Capital Fund, LLC

REPORT OF FINANCIAL STATEMENTS

I have audited the accompanying balance sheets of Assetcoin Capital Fund, LLC
a Wyoming Corporation as December 31, 2021 and the related statements of Income, for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audits.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Assetcoin Capital Fund, LLC as of December 31, 2021 and the results of operations for the years then ended in conformity with accounting principles generally accepted in the United States of America.

JaJuan Williams

JaJuan Williams, CPA

Indiana #CP11900309

Firm #900255350460

August 1, 2022

ASSETCOIN CAPITAL FUND, LLC
Balance Sheet
As of December 31, 2021

	2021
ASSETS	
Current Assets	
Bank Accounts	
TD Bank #6370	1,500
Total Bank Accounts	**1,500**
Total Current Assets	**1,500**
TOTAL ASSETS	**1,500**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Loan from D. Quamina	2,050
Loan from Asetcoin Holding, LLC	700
Total Current Liabilities	**2,750**
Total Liabilities	**2,750**
Equity	
Owner's Investment	0
Retained Earnings	
Net Income	-1,250
Total Equity	**-1,250**
TOTAL LIABILITIES AND EQUITY	**1,500**

See accompanying notes

ASSETCOIN CAPITAL FUND, LLC
Balance Sheet
As of December 31, 2021

	2021
	$
Cash flows from operating activities:	
Net income (loss)	-1,250
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Depreciation & amortization	0
Changes in assets and liabilities	
(Increase) decrease in accounts receivables	-
(Increase) decrease in deposits	0
(Increase) decrease in credit cards payable	0
(Increase) decrease in payroll taxes payable	-
(Increase) decrease in customer deposits	-
Net cash provided by operating activities	**-1,250**
Cash flows from investing activities:	
Payments for purchase of property and equipment	0
Distributions to partners	0
Net Cash used by investing activities	**0**
Cash flows from financing activities:	
Procceds from debt	2,750
Payment of shareholder loans	-
Owner Paid In Capital	0
Net cash provided by financing activities	2,750
Net increase in cash and cash equivalents	1,500
Cash and equivalents at beginning of period	0
Cash and equivalents at end of period	**1,500**
Cash paid for interest	0

See accompanying notes

ASSETCOIN CAPITAL FUND, LLC

NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies Assetcoin Capital Fund, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated under the laws of the state of Wyoming, USA, in July, 2021.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements are presented on the accrual basis of accounting.

REVENUE RECOGNITION

Revenues are recognized as earned. As of December 31, 2021 there is no revenue.

CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, "cash and cash equivalent" represent cash in hand, current bank accounts and fixed deposits with banks maturing within three months or less from the balance sheet date. Over draft bank account fluctuating from debit to credit balance are deducted from "cash and cash equivalent".

ASSETCOIN CAPITAL FUND, LLC
NOTES TO THE FINANCIAL STATEMENTS (cont'd)

TRADE ACCOUNTS RECEIVABLES

Accounts receivable are shown on the balance sheet at their net realizable value. A provision for doubtful accounts is taken after reviewing all the balances at year end. Uncollected amounts are written off in the period they are recognized. The company currently does not have any open receivables.

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. The company's financial instruments principally comprise of cash and bank balances, accounts receivable, accounts payable, accrued expenses and short-term borrowings.

SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 1, 2022 the date that the financial statements were available to be issued.

EXHIBIT B

Video Transcript

- Over the decades, inequality & inequity has become embedded into the financial and housing markets.

- These inequities leave out over 1.6 billion people globally with no bank account or access to financial opportunities. Currently, 1 in 4 U.S. households are either underbanked or unbanked.

- In April 2020, unemployment rate hit 14.7%, a level unseen since the Great Depression. Since that time, another 2.4 million Americans filed for first-time unemployment claims, suggesting that the economic shock caused by the virus is far from over.

- And we can see that even today, hardworking citizens who have lost their jobs due to Covid-19 are experiencing extreme hardship and struggling to feed their families and pay their bills.

- The 10% rise in unemployment has sounded the alarm by economist that the projected rise in homelessness would be "unprecedented".

- To fix these problems, ASSETCOIN has emerged into the spotlight to provide capital challenged communities in both domestic and international markets with a new lending structure using tokenization.

- Assetcoin's business model is an asset-based financing program that creates better opportunities for home ownership and business development.

- With Blockchain, Assetcoin introduces a ground-breaking paperless financial application & processing system fueled by tokenization sales using A$$ETcoins.

- With A$$ETcoin, we plan to demonstrate that social consciousness in a for-profit business, is not just a good idea, but it's good for business.

- A$$ETcoin is more than just a cryptocurrency, our Assetcoin Financial Centers will serve as a place to educate potential borrowers, investors, and close our loans.

- At these locations we will offer our ACLO Residential and Commercial loan products. ACLO which stands for Alternative for Collateralized Loan Obligations is built on a self-dissolving debt platform that simultaneity reduces asset acquisition risk, and cost, while providing wealth building tools.

- Three reasons to invest in Assetcoin – Unlike the first generation crypto like bitcoin, A$$ETcoin is positioned in the market as a <u>stablecoin</u> supported by real estate, cash, and monthly cash flow.

- The vision for stablecoins is much larger than Bitcoin, total market is approximately $90 trillion dollars.

- Stablecoins are dubbed the holy grail of the financial tech industry.

- A multi-trillion-dollar opportunity! A$$ETcoin, the coin with two-dollar signs.

- Join the Movement and Invest Now

EXHIBIT C

Offering Memorandum



Maximum Offering Amount: $5,000,000, Offering Price $1.00, Maximum Shares of Class A Common Stock 5,000,000, Minimum Target Amount $10,000, Minimum Target Shares: 10,000 Shares of Class A Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. These securities, equity is in the form of tokens (referred to as "Assetcoins").

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and the risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

INVESTMENT INCENTIVES AND BONUSES

- Investors who invest in the seed round of will receive a 50% additional shares as a bonus.
- Over $25k – Investors who purchase over $25,000 worth of stock will receive 25% additional shares as a bonus.
- Over $50k – Investors who purchase over $50,000 worth of stock will receive 50% additional shares as a bonus.

Note: Bonus shares are all calculated once the offering is completely closed. This benefits investors by allowing them to make multiple investments over time and accumulate investment and bonus totals retroactively.

COMPANY:

Company: ASSETCOIN CAPITAL FUND, LLC
Address: 1309 Coffeen Avenue, STE 1200, Sheridan, Wyoming 82801 USA
State of Incorporation: Wyoming
Date Incorporated: July 28, 2021

TERMS:

Offering Minimum: $10,000.00 – 10,000 shares of Class A common stock
Offering Maximum: $5,000,000 – 5,000,000 shares of Class A common stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Oversubscriptions accepted: Yes, up to Offering Maximum
Oversubscription allocation: First come, first served
Minimum Investment Amount (per Investor): $10.00 (10 Shares)
Deadline to reach target offering: August 4, 2023

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Document. We have not authorized anyone to provide you with any information other than the information contained in this Offering Document. The information contained in this Offering Document is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Document nor any sale or delivery of our securities shall, under any circumstances, imply that there has not been a change in our affairs since the date of this Offering Document. This Offering Document will be updated and made available for delivery to the extent required by the federal securities laws.

Unless otherwise indicated, data contained in this Offering Document concerning the business of the Company are based on information from various public sources. Although we believe that these data are generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Document, unless the context indicates otherwise, references to "Assetcoin Capital Fund," "Assetcoin", "we", the "Company", "our", and "us" refer to the activities of and the assets and liabilities of the business and operations of Assetcoin Capital Fund, LLC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business" and elsewhere in this Offering Document constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate", "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will" and "would" or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Document, including in "Risk Factors" and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

- Our ability to effectively execute our business plan, including without limitation to develop of our mortgage operations and ecosystem companies, scale operations, and respond to the highly competitive and rapidly evolving regulatory environment in which we intend to operate.

- Our ability to manage our research, development, expansion, growth, and operations.

- Our ability to evaluate and measure our business, prospects and performance metrics, to differentiate our business model and products.

- Our ability to compete, directly and indirectly, and succeed in the highly competitive industry.

- Our ability to respond and adapt to changes in technology and customer behavior.

- Our ability to protect our intellectual property and to develop, maintain and enhance our business.

Although the forward-looking statements in this Offering Document are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Document or otherwise make public statements updating our forward-looking statements.

THE COMPANY AND ITS BUSINESS

Assetcoin Capital Fund, LLC was incorporated under the laws of the State of Wyoming on July 28, 2021. Our Chief Executive Officer, President and Secretary has not been in bankruptcy, receivership or any similar proceeding. Our principal executive offices are located at 1309 Coffeen Avenue STE 1200, Sheridan, Wyoming 82801 USA. Our website address is www.assetcoin.gold.

Assetcoin Capital Fund, LLC is an early-stage venture capital fund dedicated to delivering mortgage opportunities to urban America through Assetcoin Mortgage Group and its proprietary mortgage lending platform. The Company can be best described as a venture capital fund and fintech company working to provide a digital platform in the mortgage arena to take advantage of the ongoing digital transformation and blockchain technology revolution.

Executive Summary

Maximum Offering Amount: $5,000,000,
Offering Price $1.00,
Maximum Shares of Class A Common Stock 5,000,000,
Minimum Target Amount $10,000,
Minimum Target Shares: 10,000 Shares of Class A Common Stock

Use of Proceeds Initial Seed Round
Your investment will be used for:
1) Intermediate Fees
2) Operations
3) Debt & Reimbursement
4) Miscellaneous

Company Profile

Assetcoin Capital Fund, LLC (Assetcoin) is a venture capital fund and fintech company with a core mission to invest capital in urban communities. The company's concentration is on mortgage lending, real estate development, construction projects, and qualified early-stage growth companies within urban America.

Assetcoin 's Proprietary ACLO Product Demands a Place at the Funding Table

Assetcoin intends to disrupt and expand the financial market domestically using its proprietary mortgage lenidng platform or **Alternative for Collateralized Loan Obligations** (**ACLO**) product.

ACLO is designed to create opportunities for responsible homeownership, asset acquisition and business development in underserved communities across America. As an investment grade loan product. **ACLO** is designed to reduce the risk and cost of asset acquisitions. ACLO incentivizes and protects the borrower by providing a wealth building component to assist or help the borrower guard against future financial crisis.

According to the Homeownership Council of America There Are over 10 Million Mortgage-Ready-People in Underserved Communities Across the United States

Assetcoin's mission and goal is to provide this underserved population with mortgages and homeownership opportunities. Assetcoin will initially offer up to **5,000,000 million** securities/tokens to investors @ **1.00** per coin to raise capital to fund operations and prepare for its Security Token Offering (STO). The securities were offered to the public beginning in September 2021, total offering to the public at that time was **5,000,000 million** securities/tokens @ **$1.00** per coin. The total dollar amount we expect to raise from this offering is **$5,000,000 Dollars**.

Note: The securities/tokens are intended to be supported by mortgages, real estate acquisitions, and other investment assets to minimize risk and volatility of the price in the market. Assetcoin is committed to working closely with other banking and financial institutions to assist them and help them meet their obligations under the Community Reinvestment Act (CRA).

How To invest

Minimum Investment $10.00
Assetcoin is seeking only **$5,000,000** in this round

Current Selling Price $1.00 Per Coin

A$$ETcoin is currently selling at **$1.00** per coin/token during its initial seed round.

For larger investments (see table below).

Investment Amount	Purchased Coins/Tokens	Final Cost Per Coin/Token	Investment Book Value
$10	**10**	**$1.00 =**	**$10**
$50	50	$1.00 =	$50
$100	100	$1.00 =	$100
$200	200	$1.00 =	$200
$500	500	$1.00 =	$500
$1000	1,000	$1.00 =	$1,000
$2500	2,500	$1.00 =	$2,500
$5000	5,000	$1.00 =	$5,000
$10,000	10,000	$1.00 =	$10,000
$25,000	25,000	$1.00 =	$25,000
$50,000	50,000	$1.00 =	$50,000
$100,000	100,000	$1.00 =	$100,000
$250,000	250,000	$1.00 =	$250,000
$500,000	500,000	$1.00 =	$500,000
$1,000,000	1,000,000	$1.00 =	$1,000,000
$2,500,000	2,500,000	$1.00 =	$2,500,000
$5,000,000	5,000,000	$1.00 =	$5,000,000

Note: Assetcoin has set its minimum investment level at $10.00 to give the low to moderate income community a chance to invest. Assetcoin wants to encourage and give high school students, college student, minimum wage workers, single parent households, people of lessor mean, a chance to invest. The is no impediments to investing in Assetcoin.

Why Should You Invest In A$$ETcoin?

Supportive

A$$ETcoin is designed to be supported by real estate, cash and monthly cash flow derived from real estate and business holdings which appreciate over time.

Note: Assetcoin is positioned in the market as a security/equity token to be supported by mortgages, real estate, cash and monthly cash flow derived from its mortgage operations and ecosystem of companies. The vision for security/equity token is much larger than utility tokens like bitcoin. The global listed trading volume for security/equity tokens is expected to grow to $162.7 trillion dollars by 2023, with a total security/equity token issuance worth more than $4 trillion in the same period. Security/equity tokens promise an on-ramp into the crypto world in the future that a retail user can easily trust and understand, paving the way for wider acceptance and adoption of programmable money and securities in the future.

Innovative

A$$ETcoin is one of few tokens designed with an ecosystem of companies deliberately intended to enhance the value of the coin/token and generate additional profits for the coin/token holder.

Note: We all know that the key success factors for companies have fundamentally changed over the years; the new business environment is forcing companies to rethink their strategies, organizational and business models, and their capabilities. In order to maintain their positions and grow, many companies are creating or becoming a part of a business ecosystem.

Impressive

A$$ETcoin is also intended to be a dividend coin/token designed to return **20% of all profits** from its ecosystem to the coin/token holders.

Note: Dividend tokens are unique because they provide an ongoing financial return or dividend to the coin/token holders. When companies create dividend tokens, they do so with a financial promise. When they make a profit, part of that profit will be shared with the owners of the coins/tokens.

Social benefits for social conscious investors

- When capital is available to all, it allows people to improve their economic way of life and increases asset acquisition opportunities for those living in underserved capital challenged communities commonly referred to as low-to-moderate-income communities.

- There are 10+ million mortgage-ready-people in these underserved communities across United States. Assetcoin intends to address the financial need in these communities and work closely with traditional banking and financial institutions to assist them with their obligations to these communities under the Community Reinvestment Act (CRA).

- Unlike traditional loans, the mission of Assetcoin is to provide loans based on the affordale index or the borrower's or ability to pay Debt to Income Ration (DTI); instead, of one's credit score or payment history.

- Assetcoin is in pursuit of financial inclusion of the masses to help rebuild these underserved communities in America and will make capital available to all without any redlines.

- No matter what, Assetcoin will continue to advocate, educate, and introduce some of the most innovative financial programs the financial industry has ever seen.

The Future of Digital Currency

The future is here

The digital currency market is growing at an astronomical rate. This growth includes security tokens. In the past 12 months, on-chain activity for security tokens has increased 800%; in fact, the combined security token market cap (**$16.5 billion**) ranks third behind Bitcoin with expectations of reaching one trillion in the next five years.

Simplicity in Investment

A whole lot of information related to the digital currency world is available all over the Internet. With the help of all that information it is easy to learn about digital currency and its applications.

Be a part of the revolution

As we all know, this technology is here to stay. In the not-too-distant future, people will be regretting their decision not to invest in digital currency. Do not be one of them. Assetcoin is a hybrid designed to be converted to a digital currency in the future should the marketplace demand conversion.

Core Competencies

Blockchain technology, supported by distributed ledgers and smart contracts represent core competencies. Defined as a distributed database maintaining a continuously growing list of ordered records called blocks, blockchain is the most secure, highly immutable technology every invented resistant to data modification. In other words, it's an open distributed ledger recording transaction between two parties efficiently in a verifiable and permanent way.

The whales have not started investing

In 2022 whales (big investors) have begun to get in the game which will ultimately lead to prices rising to heights which could never even be imagined. Once the big investors make their way fully into the game, you can be assured that your investment will result in a good multiplier. The time to get involved is now before the whales fully enter the market.

You can start small and go big

It is possible for you to invest a small amount of money to get into the game without even thinking much. The investors possess the choice to start small or go big. Go for it.

Final verdict

There is so much potential for financial success by investing in **A$$ETcoin**. A more secure future has arrived. Take advantage of this great opportunity; security/equity tokens not only provide returns to investors, but they are also the preferred token with a proven track record of being a safe reliable investment – security/equity tokens are here to stay.

Assetcoin Ecosystem Companies

Assetcoin's business ecosystem provides tremendous potential for the company to grow

Moreover, the goal of the business ecosystem is to provide agile and effective collaboration that enables a constant learning process. Being a part of a business ecosystem provides mechanisms to leverage technology, achieve excellence in research and business competence, and compete against larger companies.

The ecosystem companies are the cornerstone of our business operations


Assetcoin Ecosystem Companies
Assetcoin Mortgage Banc
ASSETCOIN LLC Reg D
Assetcoin Capital Fund Reg CF
ASSETCOIN HOLDINGS LLC Holding Company
Assetcoin Real Estate Group
Assetcoin Construction Group
Assetcoin Hedge Fund

Assetcoin ecosystem companies consist of

- **Assetcoin Holdings, LLC –** Designated to protect company assets.
- **Assetcoin, LLC –** Designated for SEC Reg D Offering.
- **Assetcoin Capital Fund, LLC–** Designated for SEC Reg CF Offering.
- **Assetcoin Mortgage Group, LLC –** Distributes capital, financial services, and mortgage lending.
- **Assetcoin Real Estate Group, LLC –** Designated to develop real estate holdings.
- **Assetcoin Construction Group, LLC –** Designated to construct residential and commercial projects.
- **Assetcoin Hedge Fund, LLC –** Manage capital growth through investment in outside companies.
- **Asssetcoin Multiversity, LLC –** Nonprofit organization.

Note: Assetcoin currently has two major multi-million-dollar recycling projects under consideration for development through the hedge fund: a) Waste Generated Products Plastic Recycling Project, b) Deepstar Marine Dredge Spoils Recycling Project. Both projects have multi-million-dollar potential and 20% of all profits derived from these projects once initiated will go to the coin/token holders.

Ask us about the recycling projects under consideration for the hedge fund

Summary

Assetcoin is Seeking to Raise a Total of $5,000,000 in its initial Seed Round from investors

- Your investment will be used for: 1) Intermediary Fees, 2) Operations, 3) Debt & Reimbursement (Development of smart contracts, blockchain and ecosystem companies, Listing ASSETcoin on the appropriate cryptocurrency exchanges, facilitate public STO), and 4) Miscellaneous

Company Profile

- Assetcoin Capital Fund is a venture capital fund with a core mission to invest capital in urban America. The fund's concentration is on mortgage lending, real estate development, construction projects, and qualified early-stage growth companies.

Assetcoin 's Proprietary ACLO Product Demands a Place at the Funding Table

- Assetcoin intends to disrupt and expand the financial market domestically using sound business principals and its proprietary **Alternative for Collateralized Loan Obligations** (**ACLO**) product.

- **ACLO** is designed to create opportunities for responsible homeownership, asset acquisition and business development in underserved communities across America.

- **ACLO** is an investment grade loan product built upon a proprietary mortgage lending platform.

- **ACLO** is designed to reduce the risk and cost of asset acquisitions.

- **ACLO** incentivizes and protects the borrower by providing a wealth building component to assist or help the borrower guard against future financial crisis.

According to the Homeownership Council of America There Are 10 Million Mortgage Ready-People in Underserved Communities Across the United States

- Assetcoin's mission and goal is to provide this underserved population with mortgages and homeownership opportunities.

- The coins/tokens were initially introduced to the public beginning in September 2021.

- The total offering to the public will be **5,000,000 million** coins/tokens @ **$1.00** Per Coin.

- The coins/tokens are designed to be secured by real estate acquisitions and other investment assets to minimize volatility of the price in the market.

- Assetcoin intends to work closely with other banking and financial institutions to assist them with their obligations to meet the credit needs underserved community in accordance with the Community Reinvestment Act (CRA).

How to Invest

- **Minimum Investment $10.00.**

- **Assetcoin is seeking $5,000,000 during its initial seed round.**

- **Current Selling Price $1.00 Per Coin/Token.**

For larger investments (see table below).

Investment Amount	Purchased Coins/Tokens	Final Cost Per Coin/Token	Investment Book Value
$10	10	$1.00 =	$10
$50	50	$1.00 =	$50
$100	100	$1.00 =	$100
$200	200	$1.00 =	$200
$500	500	$1.00 =	$500
$1000	1,000	$1.00 =	$1,000
$2500	2,500	$1.00 =	$2,500
$5000	5,000	$1.00 =	$5,000
$10,000	10,000	$1.00 =	$10,000
$25,000	25,000	$1.00 =	$25,000
$50,000	50,000	$1.00 =	$50,000
$100,000	100,000	$1.00 =	$100,000
$250,000	250,000	$1.00 =	$250,000
$500,000	500,000	$1.00 =	$500,000
$1,000,000	1,000,000	$1.00 =	$1,000,000
$2,500,000	2,500,000	$1.00 =	$2,500,000
$5,000,000	5,000,000	$1.00 =	$5,000,000

Thank you for your interest and investment in **ASSETcoin**



EXHIBIT D

Subscription Agreement

SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber"), desires to become a holder of common shares (the "Shares also referred to as ASSETcoins and trade marked as :A$$ETcoins") of ASSETCOIN CAPITAL FUND, LLC a company organized under the laws of the state of Wyoming (the "Company"); one share of Common Stock has a par value $1.00 per share. Accordingly, the Subscriber hereby agrees as follows:

1. Subscription.

1.1 The Subscriber hereby subscribes for and agrees to accept from the Company that number of shares/A$$ETcoins set forth on the Signature Page attached to this Subscription Agreement (the "Agreement"), in consideration of $ 1.00 per share/A$$ETcoin. This offer to purchase is submitted in accordance with and subject to the terms and conditions described in this Subscription Agreement (the "Agreement"). The Subscriber acknowledges that the Company reserves the right, in its sole and absolute discretion, to accept or reject this subscription and the subscription will not be binding until accepted by the Company in writing

1.2 The closing of the Subscription of Shares/A$$ETcoins hereunder (the "Closing") shall occur immediately upon: (i) receipt and acceptance by the Company of a properly executed Signature Page to this Agreement; and (ii) receipt of all funds for the subscription of shares/A$$ETcoins hereunder.

2. Purchase Procedure. The Subscriber acknowledges that, in order to subscribe for Shares/A$$ETcoins, he must, and he does hereby, deliver to the Company:

2.1 One (1) executed counterpart of the Signature Page attached to this Agreement together with appropriate notarization; and

2.2 An electronic payment, ACH transfer, check in the amount set forth on the Signature Page attached to this Agreement, representing payment in full for the Shares/A$$ETcoin desired to be purchased hereunder, made payable to the order of **ASSETCOIN CAPITAL FUND, LLC.**

3.   Representations of Subscriber. By executing this Agreement, the Subscriber makes the following representations, declarations, and warranties to the Company, with the intent and understanding that the Company will rely thereon:

3.1   Such Subscriber acknowledges the public availability of the Company's current offering statement which can be viewed on the SEC Edgar Database, under the CIK number 0001876413. This offering statement is made available on the broker dealers investment portal website and the Company's website. In this offering statement it makes clear the terms and conditions of the offering of Common Stock and the risks associated therewith are described.

3.2   All information herein concerning the Subscriber is correct and complete as of the date hereof and as of the date of Closing.

3.3   If the Subscriber is purchasing the Shares/A$$ETcoins in a fiduciary capacity for another person or entity, including without limitation a corporation, partnership, trust or any other entity, the Subscriber has been duly authorized and empowered to execute this Subscription Agreement and all other subscription documents. Upon request of the Company, the Subscriber will provide true, complete, and current copies of all relevant documents creating the Subscriber, authorizing its investment in the Company and/or evidencing the satisfaction of the foregoing.

4.   Applicable Law. This Agreement shall be construed in accordance with and governed by the laws applicable to contracts made and wholly performed in the State of Wyoming.

5.   Execution in Counterparts. This Subscription Agreement may be executed in one or more counterparts.

6.   Persons Bound. This Subscription Agreement shall, except as otherwise provided herein, inure to the benefit of and be binding on the Company and its successors and assigns and on each Subscriber and his respective heirs, executors, administrators, successors, and assigns.

7.   Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission, emailed, or sent by certified, registered, or express mail, postage prepaid, to the address of each party set forth herein. Any such notice shall be deemed given when delivered personally, sent by facsimile transmission, emailed, or, if mailed, three days after the date of deposit in the United States mails.

8.   CERTIFICATION. **THE SUBSCRIBER CERTIFIES THAT HE HAS READ THIS ENTIRE SUBSCRIPTION AGREEMENT AND THAT EVERY STATEMENT MADE BY THE SUBSCRIBER HEREIN IS TRUE AND COMPLETE.**

[SIGNATURE PAGE FOLLOWS]

SUBSCRIBER SIGNATURE

The undersigned, desiring to subscribe for the number of Shares of MAYFLOWER INVESTMENT GROUP, INC. (the "Company") as is set forth below, acknowledges that he/she has received and understands the terms and conditions of the Subscription Agreement attached hereto and that he/she does hereby agree to all the terms and conditions contained therein.

   IN WITNESS WHEREOF, the undersigned has hereby executed this Subscription Agreement as of the date set forth below.

(PLEASE PRINT OR TYPE)

Number of Shares/A$$ETcoins

               _____

x $1.00 Per Share/A$$ETcoin

Total Amount of Subscription:

               _____

Exact name(s) of Subscriber(s):

               _____

Signature of Subscriber(s):

               _____

               (Signature)

               _____

               (Print Name)

Date:

               _____

Residence or Physical Mailing Address (cannot be a P.O. Box):

_____

_____

_____

Telephone Numbers (include Area Code):

Business: (___)_____ Home: (___)_____ Cell: (___)_____
Social Security if Taxpayer, F.E.I.N If Company
SS.N.: _____-_____-_____
F.E.I.N: _____-_____-_____

EXHIBIT E

Offering Page on Intermediary Portal

Offering Terms | Market Projection | Executive Team | About | Third-Party Agents | Contact Us

ASSETCOIN CAPITAL FUND
Seed Round
Ends August 4, 2023



ROI
up to 20%

Invest Now

Virtual Pitch Deck

Assetcoin Capital Fund, LLC's mission is to invest capital in urban communities across America. The fund's concentration is mortgage lending, real estate development, construction projects, and qualified early-stage growth companies which create jobs and a financial return for investors. Assetcoin intends to disrupt and expand the financial market domestically using its proprietary Alternative for Collateralized Loan Obligations (ACLO) product.







Inequality dominates our financial markets
DENIED
LOAN APPLICATION
OCCUPY
AFFORDABLE HOUSING FOR THE 99%
ECONOMIC VIOLENCE IS BEING WAGED WORLDWIDE

Business Description

Serving America's Urban Communities

Assetcoin Capital Fund's focus is on urban America. At the core of its business model, the company provides investment advisory services to ensure the growth of the fund. The company is exempt from registration under the Investment Company Act of 1940 and its securities are not registered under the Securities Act of 1933, as amended.

The company raises capital from investors in exchange for equity in the form of security tokens (A$$ETcoins). The monies raised will help fund operations and develop urban communities by way of investments in mortgages, real estate acquisition, construction projects, and qualified early-stage growth companies that create urban job opportunities. The aim of the company is to invest wisely, make a profit and share those profits with its investors.

The company is governed by a strict set of criteria and investment guidelines in accordance with the U.S. Securities and Exchange Commission. Investment advice is provided by Assetcoin Capital Fund and is subject to the discretion and control of the Board of Directors. The investment parameters are established and outlined in the governing agreements or offering documents of the fund.

Problem

Problem 1: Homeownership – Access to Credit

The wealth gap continues to grow; although homeownership is the single greatest asset for many individuals and families today, access to homebuying capital remains a key front-line issue. With black homeownership declining to lows not seen since the 1960's, a large mortgage-ready population remains underserved by financial institutions. These underserved communities represent both the future of this country and a major business opportunity; therefore, to ensure the American Dream (homeownership) remains within reach, a guaranteed pathway must exist for all qualified homebuyers.

Problem 2: Build Back Better – Racial Inequality

Citigroup Investment Bank and Financial **Services** reported that an estimate $16 trillion is lost in GDP due to racial inequality in the United States. "Racial inequality has always had an outsized cost, one that was thought to be paid only by underrepresented groups," said Raymond J. McGuire, Vice Chairman of Citigroup and Chairman of Banking, Capital Markets and Advisory. "What this report underscores is that this tariff is levied on us all, and particularly in the U.S., that cost has a real and tangible impact on our country's economic output. Now, more than ever, we have a responsibility and an opportunity to confront this longstanding societal ill that has plagued Black and brown people in this country for centuries, tally up the economic loss and as a society, commit to bringing greater equity and prosperity to all.



Solution

Solution 1: Homeownership

Underserved communities represent a missed opportunity for lenders and investors and Assetcoin has emerged to help the many communities waiting in distress for a life sustaining solutions. Lenders can tap into the potential through existing products, incentives, fees, and partnerships; doing so, increases volume and revenue for lenders. In addition, benefits the bank Community Reinvestment Act goals and Government Sponsored Enterprises (GSEs) in their Duty to Serve (DTS) rules. Most importantly, unlocks credit access for our underserved communities allowing them to achieve homeownership and build wealth.



Solution 2: Building a Bridge to the Future

We agree with Raymond J. McGuire and Citigroup, Black and brown lives do matter, and it is time for all of us to tally up the economic loss and commit to bringing greater equity to those urban communities waiting in distress. At Assetcoin we see ourselves as a catalyst for change; as such, have launched the next generation digital token (A$$ETcoin[(R)]) as a bridge and vehicle to homeownership, community renewal and job development in urban America. For the next generation of digital currency to succeed, it must incorporate three components; it must be adaptable to urban America, serve as that bridge to the future, and serve as a pathway to generational wealth.



The Difference Between Equity and Equality
Equality has to do with giving everyone the exact same resources, whereas
Equity involves distributing resources based on the needs of the recipients.

Proprietary Business Model

Assetcoin's Proprietary ACLO Product Demands a Place at the Funding Table

Assetcoin intends to disrupt and expand the financial market domestically using its proprietary Alternative for Collateralized Loan Obligations (ACLO) product.

ACLO is designed to:

- create opportunities for responsible homeownership and asset acquisition.
- reduce the risk and cost of asset acquisitions.
- protect the lender/investor through the life of the loan.
- incentivize and protects the borrower by providing a wealth-building component to assist or help the borrower guard against future financial crisis.



Traction and Customers

Assetcoin Capital Fund does not have customers in the traditional sense.

Investors

Assetcoin Capital Fund currently has investors in the company.

Become an Investor

Why Invest

Generally, ground floor opportunities like this never reach urban America and only reach the masses after wealthy investors have positioned themselves ahead of them. Assetcoin by design has made it affordable for everyday common folks with not a lot of resources to become an investor in Assetcoin.

The Minimum Investment is only $10.00. Assetcoin is seeking only $5,000,000 in this round, so the opportunity will not last long. The Current Selling Price is $1.00 Per Coin.

Investment Incentive Bonuses

- Investors who invest in the seed round of will receive a 50% additional shares as a bonus.
- Over $25k – Investors who purchase over $25,000 worth of stock will receive 25% additional shares as a bonus.
- Over $50k – Investors who purchase over $50,000 worth of stock will receive 50% additional shares as a bonus.

Note: Bonus shares are all calculated once the offering is completely closed. This benefits investors by allowing them to make multiple investments over time and accumulate investment/bonus totals.

Market Projections

The lack of origination in underserved communities is a missed opportunity for lenders. Homeownership is still affordable for far more people than have been given the opportunity to achieve it. A 2017 data set compiled by Freddie Mac, "Future Borrowers: Challenges and Opportunities" demonstrates that there were over 36 million people across the country who were credit-ready and have not yet purchased a home. Another study released by the Urban Institute in 2016 showed that conservatively, over 5.2 million qualified people did not access credit from 2009-2014. Little has changed in the lending and the business model in the past 5 years. We extrapolate that number to estimate that over 10 million mortgage-ready homebuyers are going underserved in 2019. By successfully lending in underserved communities, lenders stand to conservatively increase their loan volume by at least $1.5 Trillion.

The Citi GPS Report identifies the underlying causes of the racial and economic gaps exacerbated by the COVID-19 pandemic and discusses the value of closing gaps. Report authors prognosticate that if racial inequity gaps were closed today, the equivalent add to the U.S. economy over the next five years could be $5 trillion of additional GDP or an average add of 0.35 percentage points to U.S. GDP growth per year and 0.09 percentage points to global GDP growth per year

About

Assetcoin Capital Fund LLC (Assetcoin) is an innovative mortgage financing and lending institution centered around an ecosystem of companies designed to support cutting-edge asset-based lending across a Blockchain platform.

The lack of access to capital limits financial choices and opportunities in underserved communities; likewise, ASSETCOIN has emerged to provide a solid foundation on which a community can grow and prosper by providing new innovative avenues to homeownership, business ownership, and asset acquisition.

Mission

Provide Capital Challenged Communities in both domestic and international markets with a new lending structure using Tokenization (A$$ETcoin®).

Vision

Become the "Next Generation" Global Real Estate Lending Platform (driven by Blockchain and smart contracts) to make; HOME OWNERSHIP, BUSINESS OWNERSHIP & ASSET ACQUISITION a possibility for everyone especially capital-challenged communities.